 May 20, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 31, 2015, as amended April 1, 2015

File No. 000-54959

Dear Mr. Spirgel:

On behalf of our client, Eastside Distilling, Inc., a Nevada corporation (the “Company”), we hereby confirm that the Company will comply with the comments of the staff (the “Staff”) delivered by way of it letter dated April 17, 2015 (the “Comment Letter”) in future filings including the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 which was filed on May 15, 2015.  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Liquidity and Capital Resources

1.	We note your response to our prior comment 9 and disclosure on page 38 regarding the $150,000 loan between Eurocan Holdings Ltd. and Eastside Distilling, LLC on June 13, 2014. Please also provide disclosure about the $150,000 non-interest bearing, unsecured, demand loan from Crystal Falls LLC to Eurocan Holdings, Ltd. made on the same date. Disclose any relationship between the parties to the loans and the role of Crystal Falls LLC in the reverse merger transaction. Disclose why Eurocan Holdings Ltd. took out a loan to provide the loan to Eastside Distilling, LLC. Explain the business purpose of structuring the loans in this manner. Explain why the loan from Crystal Falls LLC was amended to add new terms including interest, conversion rights, a maturity date and a pre-payment penalty. Also explain why the promissory note from Eastside Distilling, LLC was stated to be convertible when it was non-convertible and why the original demand note references Crystal Falls LLC, but the amended note now refers to Crystal Falls Investment LLC. Lastly, explain why your disclosure under “Convertible Promissory Note” on page 30 appears to state that the convertible promissory note between Eurocan Holdings and Eastside Distilling

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Larry Spirgel

Assistant Director

Securities and Exchange Commission

May 20, 2015

Response: Eastside LLC and Eurocan were introduced by an existing debt investor and creditor of Eurocan, Crystal Falls Investments, LLC (“Crystal Falls”), who in turn was introduced to Eastside LLC by a mutual colleague.  In June, 2014, as Eurocan Holdings and Eastside LLC were negotiating and structuring the merger transaction that ultimately closed on October 31, 2014, Eastside LLC was seeking interim short-term capital in the form of a bridge loan. For operational reasons, time was of the essence. Eastside LLC asked Crystal Falls to provide a bridge loan of 150,000. As stated above, Crystal Falls Investments, LLC was already an existing debt investor and creditor in Eurocan and had introduced Eastside to Eurocan. After negotiations between Eurocan, Eastside LLC, and Crystal Fall, on or about June 17, 2014, Eurocan loaned $150,000 to Eastside LLC, which loan in turn was financed by the issuance of a demand loan by Eurocan to Crystal Falls. The loan was made as a bridge loan in anticipation of the transaction contemplated by the letter of intent and the agreement and plan of merger. The parties negotiated to structure the bridge loan as a loan from Crystal Falls to Eurocan and then as a loan from Eurocan to Eastside. The business purposes of structuring the loans in this manner were two-fold. First, Crystal Falls was already a debt investor and creditor of Eurocan and preferred to make an additional investment in a company in which it had already invested, rather than a new investment in a different issuer. This facilitated the transaction documentation and the due diligence investigation, as time was of the essence in the making of the bridge loan. Second, Crystal Falls preferred to invest in an issuer whose common stock was already publicly traded, rather than in a privately held LLC. In accordance with these two investment criteria, Crystal Falls, Eurocan, and Eastside LLC negotiated to have Crystal Falls purchase the demand note from Eurocan and then have Eurocan loan the proceeds to Eastside LLC.

The original promissory note dated June 13, 2014 and attached as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2014 incorrectly identified Crystal Falls as “Crystal Falls Llc” instead of “Crystal Falls Investments, LLC” as a result of error in drafting. This mistake was corrected in the amended note dated September 19, 2014, which note was filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014. In addition, as time was of the essence, the parties agreed to have Eurocan issue a demand note to Crystal Falls initially in order to provide the parties additional time to negotiate the remaining terms of the loan in good faith. These negotiations continued until around September 19, 2014, at which point, in lieu of Crystal Falls demanding repayment of the note, Eurocan and Crystal Falls amended the note to contain the terms set forth in the 5% Convertible Note dated September 19, 2014. The new terms, including interest, conversion rights, a maturity date, and a pre-payment penalty were negotiated between Eurocan and Crystal Falls. The promissory note from Eastside LLC to Eurocan was incorrectly titled as a convertible promissory note due to an error in drafting. As the note is not convertible on its terms, the parties do not see any need to incur the cost and expense of re-drafting the note.

Appropriate disclosure reflecting the above has been included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015.

In addition the Company intends to revise the disclosure on page 30 of its Registration Statement on Form S-1 to reflect that it was the demand note that was amended, as follows:

“On June 13, 2014, we issued a demand note in the amount of approximately $150,000, which note was amended on September 19, 2014 to be a 5% convertible note. The amended note bears interest at 5% per annum and has a maturity date of June 13, 2015. The amended note may be converted into shares of our common stock at a fixed conversion price of $0.40 per share. This amended note may be prepaid upon payment of 150% of the outstanding principal amount to the holder.”

The disclosure in the Company’s Registration Statement on Form S-1 incorrectly identified the original loan to Crystal Falls as a convertible note. This reference was not contained in the Company’s 10-K filing.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

May 20, 2015

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-12

2.	Please expand your disclosure either here or in another footnote to disclose the impact on your financial statements of the spinoff of MWWD.

Response: The Company has added additional disclosure in Note 1 to its financial statements contained in its quarterly report on Form 10-Q for the period ended March 31, 2015 to expand the disclosure on the impact on its financial statements for the spinoff of MWWD to state that, the Company recorded a net gain of approximately $50,000 on February 3, 2015, which was primarily the result of the transfer of net liabilities to Michael Williams. Similar disclosure is included in “Management’s Discussion and Analysis” under the heading entitled “Spin-Off of MWWD.”

Note 8, Income Taxes, page F-14

3.	Please tell us your basis for your disclosure that at December 31, 2014, you had federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, to offset against future income for federal and state tax purposes. We note that these probably related to Eurocan and may be affected by the change in control resulting from the merger.

Response: On behalf of the Company, please be advised that the federal and state net operating loss carryforwards (NOLs) of approximately $367,000 and $366,000, respectively, as of December 31, 2014 relate solely to Eastside’s federal and state tax loss incurred for the year ended December 31, 2014. Any NOLs from Eurocan incurred prior to the merger with Eastside were not factored into these figures.

The Company acknowledges in a separate letter of even date herewith that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to foregoing.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney LLP

/s/ Gregory R. Carney

Gregory R. Carney

cc:        Eastside Distilling, Inc.